UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14F-1/A

Information Statement

Pursuant to Section 14(f) of the

Securities Exchange Act of 1934

and Rule 14f-1 Promulgated Thereunder

Date of Report (Date of earliest event reported) December 16, 2021

Kreido Biofuels, Inc.
.(Exact name of registrant as specified in its charter)

Nevada	333-130606	20-3240178
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3625 Cove Point Drive Salt Lak City, Utah	84109
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (801) 209-0740

Not applicable.
(Former name or former address, if changed since last report)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being mailed to all of the holders of record as of the close of business on December 16, 2021, of shares of common stock, par value $0.001 (the "Common Stock") of Kreido Biofuels, Inc., a Nevada corporation (the "Company").  You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors (the "Board").

On December 10, 2021, shareholders owning 13,099,243 shares of our common stock agreed to collectively sell to six purchasers for a total purchase price of four hundred twenty thousand dollars (US$420,000).  In addition, Chan Kwok Wai Davy, our current CEO, Secretary, CFO and director, will resign as a director and officer of the Company, Messrs. Chung-Pin Hsiao and Cheng-Hsing Hsu and Ms. Yu-Chiano Hsiao will be appointed to the Company's Board of Directors.  Chung-Pin Hsiao will be appointed as the CEO, Cheng-Hsing Hsu will be appointed CFO and Yu-Chiano Hsiao will be appointed Secretary of the Company.  The resignation of the current officer and director, and the appointment to the Board of Directors and the appointment of officers will become effective on or about December 27, 2021, or at closing (which ever is later, following the ten (10) day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act")) (“Closing”).

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

This report will first be mailed to the shareholders of the Company on or about December 16, 2021.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.

YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The following table sets forth, as of December 27, 2021, or at Closing, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

Chung-Pin Hsiao(1)	110,000	.8%
Cheng-Hsing Hsu(1)	110,000	.8%
Yu-Chiano Hsiao(1)	110,000	.8%
Orient Express & Co Ltd	12,000,000	91.6%
All Directors as a Group (3 persons) (2)		2.4%

(1) Messrs. Chung-Pin Hsiao and Cheng-Hsing Hsu, and Ms. Yu-Chiano Hsiao are not expected to become directors until 10 days after the mailing of this report to the Company’s shareholders.

(2) Assumes the resignation of Chan Kwok Wai Davy in ten days and the appointment of Messrs. Chung-Pin Hsiao and Cheng-Hsing Hsu and Ms. Yu-Chiano Hsiao.

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CHANGE TO THE BORAD OF DIRECTORS

On December 27, 2021, or at Closing, whichever shall occur later, Chan Kwok Wai Davy will resign as a director, and as Chief Executive Officer, Secretary and Chief Financial Officer.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. Messrs. Chung-Pin Hsiao and Cheng-Hsing Hsu and Ms. Yu-Chiano Hsiao will become directors of the Company effective 10 days after the mailing of this report to the Company's shareholders. The Board elects the executive officers of the Company annually. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Chung-Pin Hsiao and Yu-Chiano Hsiao are siblings.

Name	Age	Position
Chung-Pin Hsiao	34	CEO and Director
Cheng-Hsing Hsu	54	CFO and Director
Yu-Chiano Hsiao	41	Secretary and Director

Mr. Hsiao will be appointed to serve as our Chief Executive Officer, and a director of the Company at Closing.  Mr. Hsiao has served as Chief Executive Officer of Sky Cosmos Limited since 2011, the Chief Executive Officer of Namg-Hong Technology Co., Ltd. since April 2011, the Chief Executive Officer of Chinlax International Co., Ltd since April 2015, the Chief Executive Officer of Oriental Green Energy Technology Inc. since August 2012, the Chief Executive Officer of Hengding Biotechnology Co., Ltd. and the Chief Executive Officer of Yuan Yun Food Co., Ltd. since November 2014.  Mr. Hsiao brings to the Board his expertise in leading and operating technology companies.  Mr. Hsiao received his college degree in 2007 from The Wycliffian Society.

Mr. Hsu has served as the Chief Financial Officer of Nam Liong Group General Management Office since April 2003, the Supervisor at Namliong Global Corp(5450.TW)., Taiwan since June 2010, and the Supervisor of TIONG LIONG Corporation since May 2013.   From January 2019 to July 2021, he served as a Director and the Chief Financial Officer of VIVIC CORP. (VIVC. Nasdaq QB), U.S.A.  He expects to be appointed to serve on the Board Directors of Times Education Holdings Australia, Pty. (TEH) in Decemeber 2021.  Mr. Hsu was the Associate General Manager of Dachan Foods (Asia)Company (3999.HK), Hong Kong from March 2001 to March, 2003.  From February 2000 to February 2001, he was the manager of Finance Department of Catcher Technology Company (2474.TW), Taiwan.   From May 1993 to February 2000, he was the  Manager of Accounting  Department of Great Wall Enterprise Co., Ltd(1210.TW), Taiwan. Mr. Hsu brings to the Board his expertise in operational and financial expertise.  He received  a Bachelor of Accounting from Fengjia University, Taiwan and EMBA from  Chengjung University, Taiwan.

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Ms. Hsiao has served as the Chief Executive Officer of Eternalcare Business Ltd., Taiwan, since 2020 and Suzhou Greatsun Electronics & Communication Co., Ltd., China since 2016.  She has also served on the board of directors of each of Ever Development Investment Co., Ltd., Taiwan and Ta Hsin Company Limited, Hong Kong since 2017.  From 2015 to present, Ms. Hsiao has been the Director and Vice General Manager of Nam Liong Global Corp., Taiwan , a Supervisor of the Board of Great Legend Agriculture Development (HK) Ltd., Hong Kong and a Director of the Board of Elementech International Co., Ltd.  Between 2010 and 2011, Ms. Hsiao was the Chief Operating Officer of Dongguan Xutai Sports Bag Manufactures Co., Ltd, China.  From 2008 to 2009, Ms. Hsiao was the Sales Director of Dongguan Proprene Sporting Goods Co., Ltd., China.  She received her Bachelor’s Degree in Business Administration from Pacific Lutheran University in 2004.  Ms. Hsiao brings to our board her deep experience in international operations in the Asia region.

Board Committees and Meetings

Between January 1, 2021 and November 30, 2021, all Board of Director action was taken by consent.

The new board will entertain the need for audit, nominating, and stock option committees.  In this regard, an independent person with the requisite financial accounting skills will become chairman of the Company’s audit committee if and when it is established.

Voting Securities of the Company

On December 16, 2021, there were 14,706,513 shares of the Company's common stock issued and outstanding.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Certain Relationships and Related Transactions

Other than as disclosed below, there are no transactions during our two most recent fiscal years ended December 31, 2020 and 2019, or any currently proposed transaction, in which our Company was or to be a participant and the amount exceeds the lesser of $120,000 or one percent of the average of our Company’s total assets at year-end for our last two completed years, and in which any of our directors, officers or principal stockholders, or any other related person as defined in Item 404 of Regulation S-K, had or have any direct or indirect material interest.

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.  The Company believes that Koon Wing Cheung and Asia Cosmos Group Limited have not filed their most recent shareholder reports.

Compensation of Directors and Executive Officers

The Company currently does not pay any cash salaries to any directors.   No officers or directors received any compensation over the past fiscal year.  There are no other arrangements, pension plans, incentive plans or deferred compensation plans currently available or proposed to be available to the Company’s executive officers.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kreido Biofuels, Inc.

Date: December 16, 2021	By:	/s/ Chan Kwok Wai Davy
Chief Executive Officer

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